Exhibit 99.3

FOR IMMEDIATE RELEASE

Contact: Susan Fisher 262-636-8434  s.h.fisher@na.modine.com

Modine Suspends Quarterly Cash Dividend

RACINE, WI, February 17, 2009 – Modine Manufacturing Company (NYSE: MOD), a diversified global leader in thermal management technology and solutions, today announced that it has suspended its quarterly cash dividend on its common stock.

About Modine
Modine, with fiscal 2008 adjusted revenues of $1.9 billion, specializes in thermal management systems and components, bringing highly engineered heating and cooling technology and solutions to diversified global markets. Modine products are used in light, medium and heavy-duty vehicles, heating, ventilation and air conditioning equipment, off-highway and industrial equipment, refrigeration systems, and fuel cells. The company employs approximately 7,900 people at 33 facilities worldwide in 15 countries.  For more information about Modine, visit www.modine.com.

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